SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioForm Medical, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

09065G 107

(CUSIP Number)

Dr. Matthias Vogt

Company officer with statutory authority

Merz Holding GmbH & Co. KG

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

Tel: +49 69-1503 225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065G 107
1)	Names of Reporting Person Merz Holding GmbH & Co. KG
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 47,456,721
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 47,456,721
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,456,721
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 100%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 09065G 107
1)	Names of Reporting Person Merz GmbH & Co. KGaA
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 47,456,721
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 47,456,721
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,456,721
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 100%
14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 09065G 107
1)	Names of Reporting Person Vine Acquisition Corp.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 47,456,721
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 47,456,721
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 47,456,721
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 100%
14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2010, by Merz Holding GmbH & Co. KG, a limited partnership formed under the laws of the Federal Republic of Germany (“Merz Holding”), Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Merz”) and Vine Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Merz (“Acquisition Sub”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of BioForm Medical, Inc., a Delaware corporation (“BioForm”). As described in more detail below, Items 4, 5, and 6 have been amended by this Amendment No. 1 as a result of the merger of Acquisition Sub with and into BioForm, on February 19, 2010. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

The Schedule 13D is amended and supplemented as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The Offer expired at 12:00 midnight, New York City time, on February 12, 2010. In accordance with the Merger Agreement, Acquisition Sub commenced a subsequent offering period in connection with the Offer on February 16, 2010 to acquire all remaining untendered shares of Common Stock.

The subsequent offering period expired at 12:00 midnight, New York City time, on February 18, 2010. According to Deutsche Bank Trust Company Americas, the Depositary for the Offer, as of such time, a total of 45,400,232 shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the subsequent offering period, representing approximately 95.7% of the outstanding Common Stock. Acquisition Sub has accepted for payment all shares of Common Stock that were validly tendered during the initial offering period and the subsequent offering period, and payment for such shares has been or will be made promptly, in accordance with the terms of the Offer.

Following the expiration of the subsequent offering period, on February 19, 2010, Merz caused Acquisition Sub to effect a “short-form” merger (the “Merger”) under Delaware law with BioForm. As a result of the Merger, the separate corporate existence of Acquisition Sub ceased and BioForm continued as an indirect wholly-owned subsidiary of Merz.

At the effective time of the Merger (the “Effective Time”):

(i) each share of Common Stock held in the treasury of BioForm or owned by BioForm or any direct or indirect wholly-owned subsidiary of BioForm and each share of Common Stock owned by Merz, Acquisition Sub or any direct or indirect wholly owned subsidiary of Merz immediately prior to the Effective Time was canceled and retired without any conversion thereof, and no consideration was delivered in exchange thereof;

(ii) except as provided immediately above, each share Common Stock then issued and outstanding was converted into a right to receive (upon the proper surrender of the certificate representing such share) an amount in cash equal to the Offer Price; and

(iii) each share of common stock of Acquisition Sub then issued and outstanding was converted into one share of common stock of the surviving corporation of the Merger.

The Common Stock will cease to be traded on The Nasdaq Global Market (“Nasdaq”) as of open of market on February 22, 2010. Following the Effective Time, Nasdaq will file a Form 25 with the SEC to delist the Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) As a result of the Merger, Acquisition Sub beneficially owns 47,456,721 shares of Common Stock, representing 100% of the issued and outstanding shares of Common Stock;

(c) Except for the transactions described in the Schedule 13D or this Amendment No. 1, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A attached to the Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 4 and 5 of this Amendment No. 1 is herby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2010

Merz Holding GmbH & Co. KG

By:	/S/ DR. CHRISTIAN PERTSCHY
Name:	Dr. Christian Pertschy
Title:	Company officer with statutory authority

By:	/S/ DR. MATTHIAS VOGT
Name:	Dr. Matthias Vogt
Title:	Company officer with statutory authority

Merz Holding GmbH & Co. KGaA

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	Chairman of the Management Board

By:	/S/ DR. MATTHIAS VOGT
Name:	Dr. Matthias Vogt
Title:	Member of the Management Board

Vine Acquisition Corp.

By:	/S/ DR. MARTIN ZÜGEL
Name:	Dr. Martin Zügel
Title:	President